UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

TELEMAR NORTE LESTE S.A. Corporate Taxpayer’s ID (CNPJ/MF) no. 33.000.118/0001-79 Publicly-held Company Corporate Registry ID (NIRE) 33 300 152580	TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayer’s ID (CNPJ/MF) no. 02.558.134/0001-58 Publicly-held Company Corporate Registry ID (NIRE) 33300262539

NOTICE TO SHAREHOLDERS

Payment of Dividends and Interest Attributed to Shareholders’ Equity

TELE NORTE LESTE PARTICIPAÇÕES S.A. (“TNLP”) and TELEMAR NORTE LESTE S.A. (“TMAR”) inform Shareholders that, pursuant to the resolutions passed at their respective Annual General Shareholders’ Meetings, both held on April 14, 2009, and in accordance with the Notice to Shareholders published on June 22, 2009, they each will pay dividends and interest attributable to shareholders’ equity for dividends declared in 2008, as follows:

I) DIVIDENDS: Shareholders owning shares on June 30, 2009 will receive dividends in the amounts described below, remunerated, as already announced, according to the TR reference rate (Taxa Referencial), or TR Rate, from January 1, 2009 until October 30, 2009, the date of first payment.

Beginning of Payment: Dividends approved herein shall be paid beginning on October 30, 2009 to shareholders of both companies (TNLP and TMAR), through Banco do Brasil S.A., or Banco do Brasil, as follows:

Amount of Dividends: Shareholders owning shares on June 30, 2009 will be paid dividends in the following amounts:

(a) TNLP:

	R$ per share (remunerated up to 10/30/2009)	Number of shares (*)	Total amount (R$)
TNLP3 (common shares)	2.0929	127,575,583	267,007,889.59
TNLP4 (preferred shares)	2.0929	254,849,168	533,383,716.05

TOTAL		382,424,751	800,391,605.64

*	Excluding treasury shares

(b) TMAR:

	R$ per share (remunerated up to 10/30/2009)	Number of shares (*)	Total amount (R$)
TMAR3 (common shares)	3.2984	107,063,093	353,136,187.19
TMAR5 (preferred shares)	3.6282	130,263,795	472,627,349.72

TOTAL		237,326,888	825,763,536.92

*	Excluding treasury shares

Note: The amount of R$4.7896 per share, , was already attributed to the Class B Registered Preferred Shares of TMAR (TMAR6) as interest attributable to shareholders’ equity on August 15, 2008, the limit established in Article 11 of the Company’s bylaws having been reached.

(c) TMAR and TNLP: All shares of both companies are being traded ex-dividends as of July 1, 2009.

II) INTEREST ATTRIBUTED TO SHAREHOLDERS’ EQUITY: The corresponding rate of withholding income tax is levied on the interest attributed to shareholders’ equity applied to the mandatory dividends declared in 2008.

(a) TNLP: The amount of interest attributed to shareholders’ equity declared, in the total gross amount of R$279,300,198.01, less the corresponding withholding income tax (Imposto de Renda Retido na Fonte—IRRF), or IRRF, will be paid to shareholders owning shares on August 15, 2008: (i) adjusted from August 15, 2008 to December 31, 2008 to reflect variations in the Interbank Certificate Deposit rate (Certificado de Depósito Interbancário), or CDI, and remunerated from January 1, 2009 to October 30, 2009, at the TR Rate, as set forth below:

Share	Gross amount per share (R$) (remunerated up to 10/30/2009)	Net amount of IRRF* per share (R$)	Total gross amount (R$)
TNLP3 (common shares)	0.7755	0.6592	98,908,046.28
TNLP4 (preferred shares)	0.7755	0.6592	197,556,918.90

*	The portion related to the IRRF shall be withheld as described in item “3” below.

(b) TMAR: The amount of interest attributed to shareholders’ equity, in the amount of (i) R$495,326,603.75 will be paid to shareholders owning shares on August 15, 2008, and the amount of (ii) R$150,009,072.61 will be paid to shareholders owning shares on December 22, 2008. The corresponding IRRF will be deducted from both amounts (i) and (ii) and such amounts will be adjusted to reflect variations in the CDI (in the case of item (i), in the period from August 1, 2008 to December 31, 2008, and, in the case of item (ii), in the period from December 23, 2008 to December 31, 2008), and in both cases, remunerated from January 1, 2009 to October 30, 2009 at the TR Rate, as shown below:

Shareholders Owning Shares on August 15, 2008

Share	Gross amount per share (R$) (remunerated up to 10/30/2009)	Net Amount of IRRF* per share (R$)	Total gross amount (R$)
TMAR3 (common shares)	2.0913	1.7776	223,902,352.75
TMAR5 (preferred shares)	2.3003	1.9552	299,647,897.76
TMAR6 (preferred shares)	2.0913	1.7776	2,225,087.17

Shareholders Owning Shares on December 22, 2008

Share	Gross amount per share (R$) (remunerated up to 10/30/2009)	Net Amount of IRRF* per share (R$)	Total gross amount (R$)
TMAR3 (common shares)	0.6046	0.5140	64,735,529.69
TMAR5 (preferred shares)	0.6651	0.5653	86,637,548.20
TMAR6 (preferred shares)	—	—	—

*	The portion related to the IRRF shall be withheld, as described in item “3” below.

1. Forms of Payment: (a) Shareholders eligible to receive dividends and interest attributed to shareholders’ equity and who have checking accounts with Banco do Brasil on the payment date (October 30, 2009) shall receive direct credits into their respective accounts with Banco do Brasil, provided that they have explicitly opted to do so by October 30, 2009; (b) Other duly identified eligible shareholders may request payment at any Banco do Brasil branch of their choice; (c) Shareholders with shares held in custody at the Clearing House for the Custody and Financial Settlement of Securities (Companhia Brasileira de Liquidação e Custódia—CBLC) shall be paid through their custodial agents.

2. Registration: (a) Shareholders whose records are inconsistent or not up to date will need to present the correct documentation of their records at any branch of Banco do Brasil of their choice in order to receive their extraordinary dividends: in the case of an individual, their identification document, Individual Taxpayer’s ID (CPF) and proof of residence; in the case of a legal entity, its Corporate Taxpayer’s ID (CNPJ), company bylaws/articles of incorporation, and evidence of representation. (b) Shareholders represented by proxies/attorneys-in-fact must grant specific powers through a power-of-attorney instrument, specifying its validity period and the same amount and type of shares qualified for receiving dividends.

3. Taxation: IRRF shall be levied on the amounts described in items II(a) and II(b) above, pursuant to the rates established by law. In order for IRRF to not be withheld, shareholders who are exempt or immune from income tax must present documentation evidencing their tax status at any Banco do Brasil branch of their choice by October 26, 2009.

Rio de Janeiro, October 20, 2009.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer